Exhibit 99.1
Annual Report
(For the period from January 1, 2005 through December 31, 2005)

To:	The Financial Supervisory Commission of Korea
Pursuant to Article 186-2 of the Securities and Exchange Act of Korea, hanarotelecom incorporated (“the Company” or “hanarotelecom”) is submitting this report.
March 31, 2006

Representative Director & CEO :	Mr. Byung-Moo Park
Head Office :	Asia One Building, 17-7 Yeouido-dong,
Youngdeungpo-gu, Seoul, Korea 150-874
(Tel.) 82-2-6266-5500
Person in Charge :	Ms. Janice Lee, Chief Financial Officer
(Tel.) 82-2-6266-2300

     On March 31, 2006, hanarotelecom incorporated (“the Company” or “hanarotelecom”) filed an annual report (the “Report”) with the Financial Supervisory Commission of the Republic of Korea (“Korea”) pursuant to the Securities and Exchange Act of Korea. This is an English summary of the Report. Non-material or previously disclosed information may have been omitted or abridged.
     The audited annual financial statements included in the Report were prepared in accordance with generally accepted accounting principles in Korea, or Korean GAAP, on a non-consolidated basis. The accounts of the financial statements or figures in the Report are expressed in Korean won (“KRW” or “Won”).
Cautionary Statement Concerning Forward-Looking Statements
     The Report contains ''forward-looking statements’’ that are based on the Company’s current expectations, assumptions, estimates and projections about the Company and its industry. The U.S. Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for forward-looking information to encourage companies to provide prospective information about themselves. The Company relies on this safe harbor in making forward-looking statements.
     In many cases, but not all cases, forward-looking statements can be identified by the use of forward-looking terminology such as ''anticipate,’’ ''believe,’’ ''estimate,’’ ''expect,’’ ''intend,’’ ''project,’’ ''should,’’ and similar expressions. Those statements include, among other things, a the discussions of the Company’s business strategies, expectations concerning its market position and growth opportunities, future operations, margins, profitability, liquidity and capital resources, as well as statements concerning expansion of its network coverage, increases in the number of subscribers to its services, the consummation and the regulatory environment in which the Company operates.
     Forward-looking statements are subject to various risks and uncertainties. The Company cautions you that reliance on any forward-looking statement involves risks and uncertainties, and that although the Company believes that the assumptions on which its forward-looking statements are based are reasonable, any of those assumptions could prove to be inaccurate, and as a result, the forward-looking statements based on those assumptions could be incorrect. Important factors that could cause actual results to differ materially from estimates or forecasts contained in forward-looking statements include, among others, the ability to implement the Company’s business and growth strategies, the ability to integrate businesses and products lines, that the Company recently acquired or intends to acquire, in a manner that achieves the expected results, requirements imposed by regulatory authorities, competitive factors in the Korean telecommunications industry, risks associated with debt service requirements, degree of financial leverage and other risks identified from time to time in the Company’s filings with the SEC.
     In light of these and other uncertainties, you should not conclude that the Company will necessarily achieve any plans and objectives or projected financial results referred to in any of the forward-looking statements. The Company does not intend to update these forward-looking statements. The Company is under no obligation, and disclaims any obligation, to update or alter its forward-looking statements, whether as a result of new information, future events or otherwise.

Table of Contents

I.	Company Information
II.	Business
III.	Financial Information
IV.	Opinion of Independent Auditors and Audit Committee
V.	Governance Structure and Status of Affiliates
VI.	Information Regarding Shares and Shareholders
VII.	Information on Directors, Officers & Employees
VIII.	Transactions with Related Parties
IX.	Attachments
X.	Other Matters

List of Exhibits

I.	Company Information

1.	Company Objectives
A)	Scope of business
–	Provide services related to the internet including broadband internet access services

–	Provide local telephony, long distance telephony and international telephony services

–	Lease telecommunications lines and facilities related thereto

–	Establish, own and operate telecommunication networks

–	Manufacture, sell and supply equipment and/or machines incidental or conducive to telecommunication business

–	Research and develop technologies related to telecommunications

–	Initiate the future communication industries, new media businesses including the broadcasting business and other broadcasting-related businesses

–	Undertake any overseas activities, for any of the objectives set forth in the foregoing items

–	Lease real estates, and facilities thereof

–	Perform any activities/or business mandated by laws and regulations applicable to telecommunication activities

–	Conduct any and all activities directly or indirectly related to or incidental to any of the foregoing objectives
B)	Proposed future business
●	TV-Portal business
–	In order to grow into a comprehensive media company, hanarotelecom incorporated signed a Memorandum of Understanding on February 6, 2006, to acquire 65% of shares (780,000 shares, KRW 5.5 billion) of CelrunTV, a provider of TV portal/IP TV service platform and IP STB technology. The definitive agreement was signed on March 6, 2006. The Company will be able to launch a commercial service of TV-based content-on-demand in the second half of 2006. The Company expects to offer various value-added services based on its network and improve subscriber retention. The corporate name of CelrunTV was changed to hanaromedia Inc. as of March 20, 2006. An additional KRW 13 billion will be invested in hanaromedia Inc. when it increases the capital this year.

2.	History of the Company
A)	Major changes since its inception
–	Date of establishment: September 26, 1997

–	Address of head office: 17-7 Yeouido-dong, Youngdeungpo-gu, Seoul, Korea, 150-874
●	Changes in the largest shareholder

Date	Largest shareholder	Remark
Dec. 9, 1999	Samsung Electronics Co., Ltd. and its affiliated company	Became the largest shareholder after Dacom Corporation, the former largest shareholder, sold part of its stake in the Company
Jan. 3, 2000	Dacom Corporation and its affiliated companies (LG Group)	Became the largest shareholder after Dacom Corporation was designated as a member company of the LG Group
Nov. 18, 2003	AIF II NT, Ltd. and SSB-AOF NT, Ltd.	Became the largest shareholder after acquiring 39.6% of the stake
●	Other major changes

Date	Changes
Oct. 1, 1998	Launched high speed Internet access services through CATV
Apr. 1, 1999	Launched local telephony services and high-speed Internet access services in four major cities
Mar. 29, 2000	Listed 24 million ADRs on NASDAQ
Jul. 1, 2004	Launched commercial long distance/international telephony services
Jan. 1, 2006	Merged with Korea Thrunet Co., Ltd.
Mar. 24, 2006	Mr. Byung-moo Park was newly appointed as Representative Director
B) M&A, transfer of business
●	Divestiture

Date	Company	Description	Amount
Feb. 28, 2002	DreamX.net Co. (HanaroDream Inc.)	Transfer of Hananet business (portal, e-commerce, cyber education, etc.) to DreamX.net	Decrease in assets (KRW 320 million), revenues (KRW 27.8 billion) and costs (KRW 49.9 billion)

●	M&A

Date	Company	Description	Amount
Apr. 1, 2004	GS Digital Broadcasting Co., Ltd.	Acquisition of broadband Internet business	KRW 4.2 billion
Jun. 1, 2004	Damul Telecom Co., Ltd.	Acquisition of broadband Internet business and outsourcing of customer services
Jul. 1, 2004	Joongang Cable TV	Acquisition of broadband Internet business	KRW 893 million
Jul. 1, 2004	Kyungsan Cable TV	Acquisition of broadband Internet business	KRW 972 million
Jul. 1, 2004	Youngcheon Cable TV	Acquisition of broadband Internet business	KRW 231 million
Dec. 1, 2004	DBS Daekyung Broadcasting Co., Ltd.	Acquisition of broadband Internet business	KRW 1.61 billion
Feb. 1, 2005	CM TEL Co., Ltd.	Acquisition of broadband Internet business	KRW 900 million
May 1, 2005	Damyang Cable TV	Acquisition of broadband Internet business	KRW 120 million
Jul. 1, 2005	Pohang Broadcasting	Acquisition of broadband Internet business	KRW 2.4 billion
Sep. 1, 2005	Dreamline Corp.	Acquisition of broadband Internet business	KRW 2.78 billion
Nov. 1, 2005	Chungcheong Media Telecom	Acquisition of broadband Internet business	KRW 654 million
Nov. 1, 2005	Tongyoung Cable TV	Acquisition of broadband Internet business	KRW 317 million
Jan. 1, 2006	Korea Thrunet Co., Ltd.	Merger of Korea Thrunet Co., Ltd. (1,217,832 shares were issued as part of the merger.)	KRW 471.4 billion
C)	Major events

Date	Changes
Jan. 20, 2005	Selected as one of three operators for WiBro services
Feb. 4, 2005	Signed definitive agreement for the acquisition of Korea Thrunet Co., Ltd.
Apr. 25, 2005	Decided not to pursue the WiBro business
Apr. 29, 2005	Final approval from the creditors of Thrunet on the acquisition
Jun. 3, 2005	Completed the acquisition of 96.22% stake in Thrunet
Jan. 1, 2006	Completed merger with Thrunet
Mar. 24, 2006	50% capital reduction without payment to shareholders resolved at the 9th AGM

D)	hanarotelecom business group
     As of the end of March 2006, companies included in hanarotelecom business group are as follows;
1.	hanarotelecom incorporated (Listed)

2.	Hanaro Realty Development & Management Co., Ltd. (Not listed)

3.	Hanaro Telephone & Internet Information, Inc. (Not listed)

4.	HanaroDream, Inc. (Not listed)
3.	Changes in Paid-in Capital
A)	Capital increase in the last 3 years
(Unit: KRW, share)

				Offering price per
Date	Type	Number	Par value per share	share
Mar. 20, 2002	Exercise of warrants	2,990,394	5,000	5,000
Mar. 22, 2002	Exercise of warrants	4,226,094	5,000	5,000
Mar. 27, 2002	Exercise of warrants	2,718,540	5,000	5,000
Mar. 28, 2002	Exercise of warrants	3,286,962	5,000	5,000
Mar. 29, 2002	Exercise of warrants	2,100,690	5,000	5,000
Nov. 18, 2003	Right issue	182,812,500	5,000	3,200
Jan. 9, 2006	—	1,217,832	5,000	3,826

Note) 1,217,832 shares were issued with regard to the merger with Thrunet.
B)	Expected changes in paid-in capital
●	Capital Reduction
–	Date of AGM resolution: March 24, 2006

–	Record date of capital reduction: May 2, 2006

–	Expected date of listing: May 19, 2006

–	Change in paid-in capital
(Unit: KRW)

Before capital reduction	After capital reduction
2,316,765,060,000	1,158,382,530,000
C)	Bonds with warrants (As of March 31, 2006)
(Unit: share)

	13th overseas bond with warrants	18th overseas bond with warrants
	(non-registered, non-guaranteed)	(non-registered, non-guaranteed)
Issue date	March 6, 2001	February 26, 2002
Expiration date	March 6, 2006	February 26, 2007

	13th overseas bond with warrants	18th overseas bond with warrants
	(non-registered, non-guaranteed)	(non-registered, non-guaranteed)
Total face value	USD 100 million	USD 100 million
Exercise period	Jun. 6, 2001 ~ Feb. 6, 2006	May 26, 2002 ~ Jan. 26, 2007
Exercise price	KRW 5,000	KRW 5,000
Outstanding balance of bond	—	—
Number of shares to be issued upon exercise	0	3,963,600
Remark	The warrants became void with expiration of exercise period on February 6, 2006	—
4.	Number of Shares Issued (As of March 31, 2006)
A)	Total number of shares issued
(Unit: share)

Authorized shares	Shares issued	Shares trading	Par value
700,000,000	463,353,012	463,353,012	KRW 5,000
B) Employee share scheme (Employee Stock Ownership Association)

●	Transactions with the Employee Stock Ownership Association:
[Loans to the employees]
(Unit: KRW million)

			Interest	Ending	Details of
Series No.	Lender	Period	Rate	Balance	Collateral
1st	hanarotelecom	January 14, 2005 ~ January 13, 2007	2.00%	1,725
2nd	hanarotelecom	September 1, 2005 ~ September 1, 2006	—	1,600
	Korea Exchange Bank	September 1, 2005 ~ September 1, 2006	4.45%	1,003	Guaranteed by the Company
3rd	hanarotelecom	July 23, 2004 ~ July 22, 2006	—	6,457
	Hana Bank	July 23, 2005 ~ July 22, 2006	4.18%	4,390	Guaranteed by the Company
Total				15,175
●	Exercising voting rights with respect to shares owned by the Association.
Regulations of the Employee Stock Ownership Association
–	The voting rights of shares held in the member’s individual account are to be exercised in accordance with the related laws (Directive 17 of the Basic Law on Employee Welfare), and those held by the Association are to be exercised in accordance with the decision made at a general meeting held by the Association.

●	Shares owned by the Association
(Unit: share)

Account held by	Type	Beginning of 2005	End of 2005
Association	Common Share	1,473,963	1,097,433
Members	Common Share	-	—
5.	Voting Rights (As of December 31, 2005)

Description	Number of common shares
1. Shares with voting right (one vote for each share)	462,135,180
2. Shares with no voting right	—
3. Shares with restricted voting right	99,740,450
4. Shares with reinstated voting right	—
5. Shares with unrestricted voting right	362,394,730
Note) The number of shares with restricted voting rights include those that are restricted with respect to voting on the appointment and dismissal of the audit committee members (outside directors) by the largest shareholders and others (pursuant to Article 191-11 of the Korean Securities and Exchange Act). Such shares are as follows:
–	Pursuant to Article 191-11 of the Korean Securities and Exchange Act

Shareholder	Number of shares owned	Number of shares in excess of 3%
Newbridge Asia HT, L.P	49,535,799	35,671,744
AIF II NT, Ltd.	38,456,250	24,592,195
SSB-AOF NT, Ltd.	24,721,875	10,857,820
SK Telecom Co., Ltd.	22,090,000	8,225,945
United Classic Investments Limited	20,392,746	6,528,691
Total	155,196,670	85,876,395
Note 1) These numbers have been tabulated based on the Company’s shareholder registry as of the end of 2005, and the number of shares in excess of 3% of the total issued shares was 13,864,055 shares.
Note 2) In the case of appointing Audit Committee members who are not outside directors, the largest shareholder and its specially related person can exercise voting rights not exceeding 3% of the sum of shares held by them. Accordingly, AIF II NT and SSB-AOF NT together can exercise voting rights for 13,864,055 shares.
6.	Dividend payout
–	None due to accumulated deficit.

II.	Business
1.	Introduction
A)	Industry Overview
●	Characteristics of the industry
The telecommunications industry is witnessing a substitution of fixed line by the wireless, convergence of wireline and wireless services and a dramatic increase in the demand for wired and wireless data communication. The fixed-line market has seen a slowdown in the growth due to low profitability and a substantial decrease in voice traffic, mainly resulted from a downward price adjustment amid fierce competition and encroachment of the fixed-line market by mobile phone services. As opposed to the fixed line, broadband Internet access services market had experienced rapid growth by early 2003. However, as the market reached its maturity, the growth has slowed down, and 100 Mbps services including optical LAN are now driving growth of the broadband market.
	The general characteristics and trends of Korea’s telecommunications industry are as follows:

-	Internet and mobile phones are leading the transformation of telecommunications industry
■	With the proliferation of Internet access and broadband Internet services becoming widespread, the demand for the data service has increased significantly.

■	The era of personal mobile communication has stabilized after the explosive growth in the mobile telephony market.
-	Convergence of telecommunication and broadcasting
■	The industry is shifting from telephony oriented networks to the advanced networks that enable the real-time transmission of visual contents.

■	Distinction between telecommunications and broadcasting is blurring and these services are expected to be provided over the same network simultaneously.
-	Wireline-wireless integration
■	The new era for the wireline-wireless integration is dawning on the back of new technologies such as WiBro, HSDPA, etc.
-	Adoption of new technologies and cost savings
■	Ensuing competition is speeding up the development of new technologies and services.

■	A shift in the consumer demand and the rapid growth of the data transmission services led to cost reduction.
●	Growth of the industry
The telecommunications industry grew sharply until the early 2000s on the back of a rapid increase in mobile and broadband subscribers. However, with the subscriber growth reaching saturation, market growth has slowed down, which in turn has affected revenue growth. Statistics on revenues and subscribers of the telecommunications industry are as follows:

[Telecom Industry Revenues]
(Unit: KRW million)

	2005	2004	2003	2002	2001
Facility-based Services	25,949,781	30,176,025	28,644,060	28,858,400	26,541,800
Specific Telecommunications Services	930,498	1,026,452	1,330,583	1,179,500	961,100
Value-added Services	4,409,434	4,648,212	4,358,596	3,763,900	3,023,400
Broadcasting	7,163,079	7,069,292	8,507,210	9,174,600	5,802,500
Total	38,452,792	42,919,981	42,840,449	42,976,400	36,328,800

Note 1) Source: The Federation of Korean Information Industries
[Revenues of Facility-based Service]
(Unit: KRW million)

Description	2005	2004	2003	2002	2001
Fixed Line	11,711,034	13,484,132	13,289,072	13,630,358	12,834,741
Wireless	14,238,747	16,691,893	15,354,988	15,228,067	13,707,092
Total	25,949,781	30,176,025	28,644,060	28,858,425	26,541,833

Note 1) Source: The Federation of Korean Information Industries
[Telecommunications Subscribers]
(Unit: persons)

Description	2005	2004	2003	2002	2001
Broadband Internet	12,190,711	11,921,439	11,178,499	10,405,486	7,805,515
Local Telephony	22,920,151	22,870,615	22,877,019	23,490,130	22,724,668
Mobile	38,342,423	36,586,052	33,591,758	32,342,493	29,045,596
Total	73,453,285	71,378,106	67,647,276	66,238,109	59,575,779

Note 1) Source: Ministry of Information and Communication
●	Features of changes in economic conditions
The broadband Internet and local telephony markets have hardly affected by changes in economic conditions because broadband Internet and local telephony have become necessities of everyday life.
●	Competitors

Business	Competitor	Entry Barrier
Local telephony service	KT, Dacom	License from the MIC
(Telecommunications Business Law)
Broadband Internet service	KT, Powercomm and others	License from the MIC
(Telecommunications Business Law)

●	Relevant laws and regulations
The Telecommunications Basic Law and the Telecommunications Business Law are the laws governing the industry.
B)	Current Status of the Company
●	Business environment and portfolio
-	Current Business Outlook
•	Overview
With the information and communication industry suffering the saturation of broadband Internet market, CATV SOs are rushing into the Internet business. Meanwhile, competition has heated up excessively in the telephony sector due to stagnant growth of the wired and wireless voice markets and introduction of number portability. In addition, changes in the government’s policy towards deregulation and innovation and structural changes in the telecommunications and broadcasting market caused by development of digital technology enabled telecommunication companies to enter the media market hanarotelecom is providing services in a total of 83 cities and 52 counties as of the end of December 2005. It has a total of 4.29 million customers, including 2.77 million broadband subscribers and 1.52 million voice subscriber lines. In 2005, hanarotelecom posted a 0.6% growth year on year to record KRW 1 trillion 444.4 billion in revenues. EBITDA and operating profits reached KRW 506.0 billion and KRW 53.2 billion, respectively. The most notable achievement of the year was laying the groundwork for sustained growth in the broadband market by securing 3.6 million subscribers through a successful merger with Thrunet.
•	Expansion of network facilities
As of the end of 2005, the total length of the Company’s fiber optic cables reached 25,311 kilometers (including leased lines) in 83 cities, which enabled provisions of Internet services to 12.57 million households and voice services to 11.85 million households excluding those in the overlapped areas. By types of last-mile, our FTTx network covers approximately 4.7 million households while our HFC network covers 8.6 million households.
•	Operational results
➢	Broadband
Saturation of the broadband market and intensifying competition among non-incumbent Internet service providers resulted in a minor growth rate of the market in 2005. However, hanarotelecom ranked first in a customer service satisfaction survey conducted by the Korea Standards Association for the third consecutive year. The result was attributed to hanarotelecom’s continuous efforts to improve quality and customer services.
Furthermore, by acquiring Thrunet, the company expanded its subscriber base from 2.8 million to 3.6 million and consolidated its presence in the market. The company also prepared to provide digital convergence services such as home network and IP TV with network update and business infrastructure sophistication.

➢	Voice
In 2005, hanarotelecom began to offer telephony service to 10 new areas including Pyeongteak, making the total number of service areas reach 37, and pursued to expand its subscriber base with the digital telephony service, focusing on detached houses. In particular, the company launched products with attractive rates such as the product ‘3050’, created synergy between broadband, local telephony and long distance telephony sectors and built up its business capability.
➢	Financing
The Company raised approximately KRW 9.7 billion of vendor financing in January 2005 and issued senior unsecured notes overseas in February 2005 to finance USD 500 million. Meanwhile, the company paid off all of the syndicated loans (USD 258.6 million, KRW 102.3 billion) earlier than scheduled and repaid KRW 66.7 billion of Information Promotion Fund loan, KRW 40 billion of real estate collateral loan, KRW 136 billion of corporate debenture and KRW 41.2 billion of vendor financing. Under a new syndicated loan agreement signed on April 21, 2005, the Company newly raised USD 201.8 million, or KRW 79.8 billion. In addition, the Company issued senior unsecured notes worth KRW 100 billion on February 17, 2006. The Company also made a drawdown of USD 27.5 million and KRW 22.5 billion from syndicated loans to pay off KRW 190 billion of non-guaranteed corporate bonds maturing on February 24, 2006
•	2005 Business Plan
➢	Expansion of subscriber base
To strengthen competitiveness, hanarotelecom would update the network, offer differentiated values to customers and turn the competitive structure of its markets more favorable to its businesses by solidifying the ties with its business partners. For the continuous expansion of subscriber base, the company would reinforce its target marketing to attract more broadband subscribers and pursue the telephony business as a major growth engine.
➢	Rationalization of cost structure
hanarotelecom would significantly reduce expenses by turning itself into a law-cost but highly efficient organization and rationalize its cost structure by efficiently managing investment costs and dramatically improving profitability through enterprise resource planning.
➢	Successful integration of Thrunet
To realize synergy effects from the Thrunet acquisition as early as possible, hanarotelecom would complete network integration with Thrunet by the first half of 2006 and successfully finish integrating distribution channels of Thrunet.
➢	Strengthening of customer service
With consistent network update, hanarotelecom would greatly improve speed and stability of its services to consolidate its competitive edge over competitors in service quality. The company would also make further efforts for customer satisfaction. As part of such efforts, the company would offer better services to existing customers with attractive follow-up services and benefits.

➢	Establishment of a new corporate culture
     hanarotelecom would improve its corporate culture in a way to promote proactive thinking, rapid decision-making and smooth working process, and create a performance-based culture by implementing a performance-based incentive system and flexibly allocating human resources.
●	Market Share
•	Broadband Internet Subscribers & Market Share

	As of the end of 2005
Service Provider	No. of Subscribers	Market Share
hanarotelecom	2,773,213	22.7%
KT Corp.	6,241,789	51.2%
Korea Thrunet Co., Ltd.	836,625	6.9%
Others	2,339,084	19.2%
Total	12,190,711	100%

Note 1) Source: Ministry of Information and Communication

Note 2) ‘Others’ include Onse Telecom, Dreamline Corporation, Dacom Corporation and other value-added telecommunications business operators and network service operators.
•	Local Telephony Service Subscriber Lines & Market Share

	As of the end of 2005
Service Provider	No. of Subscriber Lines	Market Share
hanarotelecom	1,521,117	6.6%
KT Corp.	21,353,086	93.2%
Dacom	45,948	0.2%
Total	22,920,151	100%

Note) Source: Ministry of Information and Communication
2.	Major Services
A)	Prices of Major Services
(Unit: KRW)

	Classification	2005
Local telephony	Installation fee	30,000
	Basic fee / month	4,000
	Telephony charge / 3 minutes	39
hanafos Dream	Installation fee	30,000
	Monthly flat fee	40,000/43,000
	Modem rental fee / month	8,000
	Telephony charge / 3 minutes	39
hanafos Pro	Installation fee	30,000
	Monthly flat fee	34,000/38,000

	Classification	2005
	Modem rental fee / month	8,000
	Telephony charge / 3 minutes	39
hanafos Lite	Installation fee	30,000
	Monthly flat fee	28,000
	Modem rental fee / month	8,000
	Telephony charge / 3 minutes	39
hanafos Fiber Lan	Installation fee	30,000
	Monthly flat fee	33,000
-	Discount for term contract
•	Modem rental fees

	Without contract	1-year contract	2-year contract	3-year contract
Modem rental fees (KRW)	8,000 / 6,000	6,000	4,000	3,000
•	Monthly flat fees

	1-year contract	2-year contract	3-year contract
Discount rate	3%	5 ~ 6%	10 ~ 11%
3.	Major Facilities
A)	Status on major facilities
(Unit: KRW million)

	Beginning book value	Ending book value
Description	(As of Dec. 31, 2004)	(As of Dec. 31, 2005)
Land	162,778	164,012
Buildings	277,332	273,409
Structures	172	167
Machinery	1,888,209	1,724,097
Others	11,230	10,060

B)	Capital Expenditure (“CAPEX”) plan
● CAPEX
(Unit: KRW billion)

Item	2005	2006 (E)
Backbone	75.8	80.5
Last-mile	205.7	227.4
Others	18.5	22.2
Total	300.0	330.0

Note) 2006 CAPEX may be subject to change due to changes in business operation.
4.	Derivative Contracts in Foreign Currency (As of December 31, 2005)

					Valuation
Derivatives				Date of	Gains/Losses
Contact	Amount	Payment Method	Counterparty	Contract	(in KRW)
Cross currency and interest rate swaps	USD 63,065,475	Receive the principal and interest in USD and make payments in KRW based on the FX rate and the swap rates at the time of the contract	Korea Development Bank	Dec. 19, 2003	-12,296,222,553
Cross currency and interest rate swaps	USD 138,744,045	Receive the principal and interest in USD and make payments in KRW based on the FX rate and the swap rates at the time of the contract	Korea Development Bank, etc.	Feb. 10, 2004	-23,387,589,869
Cross currency swaps	USD 500,000,000	Receive the principal in USD and make payments in KRW based on the FX rate at the time of the contract	Korea Development Bank, etc.	Feb. 1, 2005	-13,595,707,356
5.	Material Agreements

[Leased line contract]

Agreement	Counterpart
CATV access network lease agreements	Powercomm
Interconnection agreements among basic telecommunications carriers	Major carriers
Telecommunications network interconnection agreement	KEPCO
Telecommunications conduit lease agreement	Seoul Metropolitan Rapid Transit Corporation
Telecommunications conduit lease agreement	Seoul Metropolitan Subway Corporation

6.	Research and Development Activities
A)	Summary of R&D activities
● R&D Expenses
(Unit: KRW million)

Items	2005	2004	2003
R&D Expenses	7,707	5,335	9,954
R&D Expenses to Revenues	0.53%	0.37%	0.72%
7.	Other Matters Affecting Investment Decisions
A)	Summary of financing activities
● Domestic
(Unit: KRW million)

		Beginning		Ending
		(as of Dec. 31,		(as of Dec. 31,
Source		2004)	Net change	2005)
Commercial banks		208,955	-129,108	79,847
Insurance companies		—	—	—
Merchant banks		—	—	—
Lease companies		19,857	-13,194	6,663
Mutual savings & finance companies			—	—
Other financial institutions		59,997	-27,236	32,761
Sub-total (financial institutions)		288,809	-169,538	119,271
Corporate bonds	Public offering	480,000	-290,000	190,000
	Private placement	16,000	-16,000	—
Right Issuance Note 1)	Public offering	1,692,600	—	1,692,600
	Private placement	585,000	—	585,000
Asset Backed Securities	Public offering	—	—	—
	Private placement	—	—	—
Others		—	—	—
Sub-total (capital market)		2,773,600	-306,000	2,467,600
Borrowings from shareholders, directors, affiliated companies		—	—	—
Others		—	—	—
Total		3,062,409	-475,538	2,586,871

Note 1) Outstanding balance of right issuance marked here refers to the accumulated amount.

● Overseas
(Unit: KRW million)

	2005 Balance
Source	Beginning	Net change	Ending
Financial institutions	267,618	-64,900	202,718
Corporate bonds	—	502,250	502,250
Equity (including right issuance) note 1)	365,580	—	365,580
Asset Backed Securities	—	—	—
Others	—	—	—
Total	633,198	437,350	1,070,548

Note 1) Refers to the amount of capital raised from the initial public offering on the NASDAQ Market in April, 2000.

Note 2) Beginning balances are based on the end of year 2004 exchange rate of KRW/USD = 1,035.0 while ending balances are based on the end of year 2005 exchange rate of KRW/USD = 1,004.5.
B)	Credit Ratings in the last 3 years

Subject of credit
Date	rating	Credit	Credit rating company
Feb. 14, 2003	Corporate bond	BBB-	Korea Investors Service, Inc.
Feb. 14, 2003	Corporate bond	BBB-	Korea Management Consulting & Credit Rating Corporation
Jun. 26, 2003	Commercial paper	A30	Korea Investors Service, Inc.
Jun. 26, 2003	Corporate bond	BBB-	Korea Investors Service, Inc.
Jun. 30, 2003	Commercial paper	A30	Korea Management Consulting & Credit Rating Corporation
Jun. 30, 2003	Corporate bond	BBB-	Korea Management Consulting & Credit Rating Corporation
Jun. 11, 2004	Corporate bond	BBB	Korea Management Consulting & Credit Rating Corporation
Jun. 14, 2004	Corporate bond	BBB	Korea Investors Service, Inc.
Jan. 14, 2005	Corporate bond	BB	Standard & Poor’s
Jan. 17, 2005	Corporate bond	BBB+	National Information and Credit Evaluation (NICE)
Jan. 24, 2005	Corporate bond	Ba2	Moody’s
Aug. 2, 2005	Corporate bond	BBB	Korea Investors Service, Inc.
Aug. 3, 2005	Corporate bond	BBB	Korea Management Consulting & Credit Rating Corporation
Aug. 18, 2005	Commercial paper	A3+	National Information and Credit Evaluation (NICE)
Feb. 2, 2006	Corporate bond	BBB	Korea Investors Service, Inc.
Feb. 3, 2006	Corporate bond	BBB	Korea Management Consulting & Credit Rating Corporation
Feb. 3, 2006	Corporate bond	BBB+	National Information and Credit Evaluation (NICE)

III.     Financial Information
1.	Summarized Financial Statements
(Unit: KRW million)

Description	2005	2004	2003	2002	2001
[Current Asset]	343,770	611,134	672,571	676,104	642,772
Quick assets	343,654	609,293	671,302	665,242	628,471
Inventories	116	1,841	1,269	10,862	14,301
[Non-current Asset]	2,636,331	2,561,300	2,709,351	2,925,467	2,937,920
Investment Securities	384,881	144,348	117,922	188,425	203,435
Property and Equipment	2,188,804	2,362,686	2,542,994	2,695,529	2,718,361
Intangible Asset	62,645	54,266	48,435	41,513	16,124
Total Assets	2,980,101	3,172,434	3,381,922	3,601,570	3,580,692
[Current Liabilities]	595,691	737,081	821,987	1,355,344	927,345
[Long-term Liabilities]	816,823	687,140	828,763	898,739	1,246,547
Total Liabilities	1,412,514	1,424,220	1,650,750	2,254,083	2,173,892
[Capital Stock]	2,310,676	2,310,676	2,310,676	1,396,613	1,320,000
[Capital Surplus]	344,642	344,642	344,642	692,815	693,205
[Accumulated Deficit]	-1,100,104	-891,264	-901,756	-736,420	-608,626
[Capital Adjustment]	12,373	-15,841	-22,390	-5,521	-2,221
Total Shareholders’ Equity	1,567,587	1,748,213	1,731,172	1,347,487	1,406,800
Revenue	1,444,411	1,436,485	1,375,335	1,253,859	825,449
Operating Profit	53,228	114,021	75,207	1,426	-172,123
Ordinary Profit	-202,692	10,493	-165,336	-127,794	-251,048
Net Income	-208,839	10,493	-165,336	-127,794	-251,048

- As accounting policy for some operating expenses including sales commissions was changed from cash basis accounting to accrual basis accounting, financial statements for 2003, 2004 and 2005 reflect an increase of KRW 27.2 billion in current liabilities and accumulated deficit without any change in net income. For the years 2001 and 2002, net loss increases KRW 6.9 billion and KRW 4.6 billion, respectively, with the change.
2.	Accounting Standards

More information regarding the Company’s financial statements is posted on our website (http://www.hanaro.com/eng/download/ir/state/205_Audit_Report.pdf). For reconciliation to US GAAP, please refer to Form 20-F for the fiscal year 2005, which will be filed by June 30, 2006.

3.	Accounting Information

A)	Fiscal years recorded net loss in the last 5 years
(Unit : KRW billion)

Year	Net loss amount	Reason
2005	208.8	Increase in marketing expenses due to intensifying competition and expenses for Thrunet merger
2003	165.3	Large investments in early business stage and write-off of idle equipments
2002	123.1	Large investments in early business stage
2001	244.1	Large investments in early business stage
B) Fiscal years recorded net income in the last 5 years
(Unit : KRW billion)

Year	Net income amount	Reason
2004	10.5	Sales increase due to a rise in voice subscribers after the nationwide implementation of FNP and a decrease in financial costs due to the improvement of financial structure after overseas financing
4. Financial Statements
     More information regarding the Company’s financial statements is posted on our website (http://www.hanaro.com/eng/download/ir/state/2005_Audit_Report.pdf).
5. Financial Statements Before and After Merger
   A) Merger summary
● Merger parties and method of merger

	hanarotelecom incorporated	Korea Thrunet Co., Ltd.
	(surviving)	(dissolved)
Date of establishment	September 26, 1997	July 30, 1996
Representative Director	Soon-Yub Kwon	Soon-Yub Kwon
Listed market	Kosdaq	—
   B) Financial Statements after merger
● Balance Sheet Summary (As of December 31, 2005)

(Unit : KRW)

	hanarotelecom
Description	incorporated	Korea Thrunet Co., Ltd.	After merger
[Current Asset]	343,770,294,641	102,241,617,776	437,098,114,079
Quick assets	343,653,799,462	102,241,617,776	436,981,618,900
Inventories	116,495,179	—	116,495,179
[Non-current Asset]	2,636,330,524,708	167,199,586,136	2,586,875,806,769
Investment Securities	384,880,927,323	12,898,944,880	148,126,101,220
Property and Equipment	2,188,804,469,765	142,477,498,937	2,331,281,968,702
Intangible Asset	62,645,127,620	11,823,142,319	107,467,736,847
Total Assets	2,980,100,819,349	269,441,203,912	3,023,973,920,848

[Current Liabilities]	595,690,913,470	47,734,526,599	634,622,659,529
[Long-term Liabilities]	816,823,049,289	145,353,768,620	818,886,817,909
Total Liabilities	1,412,513,962,759	193,088,295,219	1,453,509,477,438
[Capital Stock]	2,310,675,900,000	257,836,065,000	2,310,675,900,000
[Capital Surplus]	344,641,869,706	397,145,626,866	342,194,028,361
[Accumulated Deficit]	-1,100,103,643,459	-579,325,353,561	-1,100,109,194,349
[Capital Adjustment]	12,372,730,343	696,570,388	17,703,709,398
Total Shareholders’ Equity	1,567,586,856,590	76,352,908,693	1,570,464,443,410
Total liabilities and shareholders’ equity	2,980,100,819,349	269,441,203,912	3,023,973,920,848
● Statements of operations (As of December 31, 2005)
(Unit: KRW)

	hanarotelecom
Description	incorporated	Korea Thrunet Co., Ltd.	After merger
Operating revenue	1,444,411,001,380	145,366,599,185	1,579,986,115,012
Operating expenses	1,391,182,528,685	151,166,246,300	1,542,944,641,767
Operating income (loss)	53,228,472,695	-5,799,647,115	37,041,473,245
Non-operating income	92,455,818,855	13,672,572,310	82,987,667,952
Non-operating expenses	348,376,667,641	50,794,859,523	312,441,278,502
Ordinary loss	-202,692,376,091	-42,921,934,328	-192,412,137,305
Extraordinary loss	-6,147,574,150	-12,870,439,599	-19,018,013,749
Loss before tax	-208,839,950,241	-55,792,373,927	-211,430,151,054
Income tax expense	—	—	—
Net loss	-208,839,950,241	-55,792,373,927	-211,430,151,054

IV.     Opinion of Independent Auditors and Audit Committee
1.	Opinion of Independent Auditors
A)	Auditors

2005	2004	2003
		Deloitte HanaAnjin LLC
Deloitte Anjin LLC	Deloitte HanaAnjin LLC	(formerly known as Anjin Co.)
B)	Opinion

Year	Summary of auditor’s opinion
2005	In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of hanarotelecom incorporated as of December 31, 2005 and 2004, and the results of its operations, changes in its deficit and its cash flows for the years then ended in accordance with accounting principles generally accepted in the Republic of Korea

2004	In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of hanarotelecom incorporated as of December 31, 2004 and 2003, and the results of its operations, changes in its deficit and its cash flows for the years then ended in conformity with financial accounting standards in the Republic of Korea.

2003	In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of hanarotelecom incorporated as of December 31, 2003 and 2002, and the results of its operations, changes in its deficit and its cash flows for the years then ended in conformity with financial accounting standards in the Republic of Korea.
C)	Summary of particular situations

Year	Particular situations
2005	The Company corrected its accounting treatment on the recognition of some operating expenses from cash basis to accrual basis in 2005. As a result of this error correction, £Ü 27,183 million of expenses that should have been expensed before December 31, 2004 were reflected as accrued expenses and added to accumulated deficit before disposition as of December 31, 2004. In addition, the prior year’s financial statements, which are presented for comparative purposes, are restated to reflect the error correction.

2004	Accounting principles and auditing standards and their application in practice vary among countries. The accompanying financial statements are not intended to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries other than the Republic of Korea. In addition, the procedures and practices utilized in the Republic of Korea to audit such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying financial statements are for use by those knowledgeable about Korean accounting procedures and auditing standards and their application in practice.

2003	On November 18, 2003 the Company issued 182,182,500 common shares at

Year	Particular situations
(W)3,200 per share (par value :(W)5,000) for the specified foreign investors. The discounts at less than par value, which amounts to (W)329,062 million, and the issuing cost of (W)19,111 million were offset against the existing paid-in capital in excess of par value.

Accounting principles and auditing standards and their application in practice vary among countries. The accompanying financial statements are not intended to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries other than the Republic of Korea. In addition, the procedures and practices utilized in the Republic of Korea to audit such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying financial statements are for use by those knowledgeable about Korean accounting procedures and auditing standards and their application in practice.
2.	Opinion of Audit Committee
A)	Summary of Audit Procedure
●	Audit committee members (As of December 31, 2005)
–	Chairman: Park Sung-kyou (Non-standing)

–	Members: Kim Sun-woo, Park Byung-moo (Non-standing)
B)	Opinion
●	Balance Sheet & Statements of Operations

The balance sheet and statements of operations present fairly, pursuant to the applicable laws of Korea and the Articles of Incorporation, the financial position and operation of the Company.
●	Business Report

The business report represents fairly, pursuant to the applicable laws of Korea and the Articles of Incorporation, the sate of the Company.
●	Statement of Disposition of Deficit

The statement of disposition of deficit was prepared pursuant to the applicable laws of Korea and the Articles of Incorporation, and appropriately states and reflects the financial position and other matters of the Company.

3.	Fees Paid to Independent Auditors for the Past 3 Years
A)	Auditing fees to independent auditors for the past 3 years
(Unit : KRW million)

			Total Hours of
Year	Auditor	Auditing Fees	Service
2005	Deloitte Anjin LLC	410	3,200

2004	Deloitte HanaAnjin LLC	370	2,800

2003	Deloitte HanaAnjin LLC	286	2,500
B)	Contracts with independent auditors for services other than auditing
(Unit : KRW million)

Date of Contract	Description	Term	Fees
Dec. 30, 2005	Improvement of customer center commission system	5 weeks	50

Apr. 4, 2005	Advisory service rendered in relation to the global bond offering	8 weeks	40

Dec. 23, 2004	Issuance of comfort letter in relation to the global bond offering	4 weeks	85

Jan. 1, 2003	Due diligence	3 weeks	65

V.      Governance Structure and Status of Affiliates
-	Largest shareholder: AIF II NT, Ltd. and SSB-AOF NT, Ltd.

-	Companies in which hanarotelecom owns more than 20% interest as of December 31, 2005:
Korea Thrunet Co., Ltd., Hanaro Realty Development & Management Co., Ltd., Hanaro T&I Inc., HanaroDream Inc. , M-Commerce Inc., Hanaro 800 Co., Ltd. and Nawanet Co., Ltd.
1. Governance Structure
A)	Board of Directors (“BOD”) (As of March 31, 2006)
●	Status of BOD

Name	Position	Nominated by	Date of appointment
Park Byung-moo	Representative Director	BOD	Mar. 24, 2006

Wilfried Kaffenberger	Non-standing Director	BOD	Nov. 18, 2003

David Yeung	Non-standing Director	BOD	Nov. 18, 2003

Paul Chen	Outside Director	Outside director nominating committee	Nov. 18, 2003

Varun Bery	Outside Director	Outside director nominating committee	Mar. 26, 2004

Park Sung-kyou	Outside Director	Outside director nominating committee	Nov. 18, 2003 (re-elected)

Kim Sun-woo	Outside Director	Outside director nominating committee	Nov. 18, 2003 (re-elected)

Peter Whang	Non-standing Director	BOD	Mar. 24, 2006

Steven J. Schneider	Outside Director	Outside director nominating committee	Mar. 24, 2006

Afshin Mohebbi	Outside Director	Outside director nominating committee	Mar. 24, 2006
Note) On March 24, 2006, Mr. Park Byung-moo resigned from the position of Audit Committee member and was appointed as Representative Director.

●	Audit Committee (As of March 31, 2006)

Name	Position	Experience
Park Sung-kyou	Chairman of Audit Committee (Outside Director)	Member of the Korean Institute of Communication Sciences

Kim Sun-woo	Member of Audit Committee (Outside Director)	Standing Director, Okedongmu Children in Korea

Peter Whang	Member of Audit Committee (Non-standing Director)	Managing Director, AIGGIC Korea LTD.
Note) Former Audit Committee member Park Byung-moo was appointed as Representative Director and Mr. Peter Whang was newly appointed as Audit Committee member at the BOD meeting held on March 24, 2006.
●	Outside Director Nominating Committee (As of March 31, 2006)

Name	Position	Remark
Kim Sun-woo	Outside Director	Chairman of the Outside Director Nominating Committee

Paul Chen	Outside Director	—

Wilfried Kaffenberger	Non-standing Director	—
●	President/Officers Compensation Committee (As of March 31, 2006)
–	President Compensation Committee

Name	Position	Remark
Varun Bery	Outside Director	—

Paul Chen	Outside Director	—

David Yeung	Non-standing Director	—

Wilfried Kaffenberger	Non-standing Director	—
–	Officers Compensation Committee

Name	Position	Remark
Park Byung-moo	Representative Director	—

David Yeung	Non-standing Director	Chairman of the Officers Compensation Committee

Wilfried Kaffenberger	Non-standing Director	—

Varun Bery	Outside Director	—

Paul Chen	Outside Director	—

●	Executive Committee (As of March 31, 2006)

Name	Position	Remark
Park Byung-moo	Representative Director	Chairman of the Executive Committee

Wilfried Kaffenberger	Non-standing Director	—

Peter Whang	Non-standing Director	—

Varun Bery	Outside Director	—

Afshin Mohebbi	Outside Director	—

Steven Schneider	Outside Director	—
B)	Executive compensation
●	Compensation for directors (including outside directors) and Audit Committee members
(Unit: KRW)

	Total amount paid	Ceiling amount of	Average amount per
		compensation	person
Director	1,796,000,000		598,666,666

Outside director	—	2,000,000,000	—

Member of Audit Committee	84,000,000		28,000,000
Note 1) Total amount paid and average amount per person include allowances for retirement payment for the fiscal year 2005. The amount paid to retired directors is included in the total amount paid, but not included in the average amount per person. The amount of KRW 2,000,000,000 is the ceiling amount of compensation for directors for the fiscal year 2006, which was approved at the Company’s Annual General Meeting of Shareholders on March 24, 2006.
Note 2) Compensation for directors includes executive compensation for Dr. Yoon Chang-bun, the Company’s former Representative Director who stepped down on August 12, 2005.
●	Granting of the stock option rights (As of March 31, 2006)
–	The cumulative number of stock option rights that have been granted: 26,843,532

–	The cumulative number of stock option rights that have been cancelled: 4,257,051

–	The cumulative number and type of stock option rights to be exercised: 22,586,481 common shares
C)	Directors and Officers Insurance (As of March 31, 2006)
(Unit: KRW billion)

	Premiums paid
		Accumulated
		(including premiums
	2005	paid in 2005)	Coverage limit
Directors and Officers Insurance	1.5	5.33	50.0

2.	Affiliated Companies (As of December 31, 2005)

VI. Information Regarding Shares and Shareholders
1.	Ownership Structure
A)	Largest Shareholder(s)
(As of December 31, 2005)

Description	Type of Stock	Number of Shares	Ownership
AIF II NT, Ltd.	Common share	38,456,250	8.32%
SSB-AOF NT, Ltd.	Common share	24,721,875	5.35%
Total		63,178,125	13.67%
B)	Major shareholders with 5% or more shareholding
(As of December 31, 2005)

		Number of Common
Description	Type of Stock	Shares	Ownership
Newbridge Asia HT, L.P.	Common share	49,535,799	10.72%
AIF II NT, Ltd.	Common share	38,456,250	8.32%
SSB-AOF NT, Ltd.	Common share	24,721,875	5.35%
Total		112,713,924	24.39%
C)	Distribution of shareholders
(As of December 31, 2005)

Type of		% of Total
Shareholder	No. of Shareholders	Shareholder Number	No. of Shares Owned	Ownership
Minor	104,996	99.98	211,862,963	45.84%
Largest	2	0.00	63,178,125	13.67%
Others	15	0.02	187,094,092	40.48%
Total	105,013	100.0	462,135,180	100.0%
Note 1) The above figures are based on the status of shareholder distribution compiled by Korea Securities Depository (‘KSD’).
Note 2) ‘Others’ include shareholders who have not been listed on shareholders’ register.
2.	Information on shares and share certificates
●	Articles of Incorporation (dated March 24, 2006)
Article 4. Public Notices
Public notices of the Company shall be made by publishing them in “The Seoul Shinmun” (or its successor in case of merger or change of name. hereinafter, the same), a daily newspaper published in Seoul, Korea. <Amended on October 1, 1999, March 24, 2006>
Article 8. Class of Shares and Denomination of Share Certificates
The shares issued by the Company shall be registered common shares, registered preferred shares, registered convertible shares, and registered redeemable shares, which shall be represented by share certificates in eight (8) denominations: One (1), Five (5), Ten (10), Fifty (50), One Hundred (100), Five Hundred (500), One Thousand (1,000) and Ten Thousand (10,000) share(s). <Amended on March 23, 2001, March 24, 2006>
Article 9. Preemptive Rights
j       Each shareholder of the Company shall have a preemptive right to subscribe for any new shares to be issued by the Company in proportion to its shareholding ratio.
k       If any shareholder waives or forfeits its preemptive rights, or if any fractional number of shares(“odd shares”) is created in the course of allotting of such new shares, then such shares waived or forfeited or the odd shares shall be disposed in accordance with by resolution of the Board of Directors of Company. <Amended on August 28, 1999>
l       Notwithstanding the provisions of the foregoing Paragraph ¨ç, the Company may, by resolution of the Board of Directors, allocate such new shares to any persons, including persons other than existing shareholders <Amended on August 28, 1998>;
1.	If new shares are subscribed by the public pursuant to the Securities and Exchange Act;
2.	If new shares are offered to the public in the form of an increase of paid-in capital by means of a general public offer pursuant to a resolution of the Board of Directors, in accordance with the Securities and Exchange Act;
3.	If new shares are allotted to members of employee shareholders association in accordance with the relevant provisions of the Securities and Exchange Act; <Amended on April 28, 1998>
4.	If new shares are issued in the form of depositary receipts (DR) in accordance with the Securities and Exchange Act;
5.	<Deleted March 30, 1998>;
6.	If new shares are issued to any person exercising stock option rights conferred pursuant to Article 189-4 of the Securities and Exchange Act <Inserted on February 26, 1999.>;
7.	If new shares are issued to a foreign telecommunications company or a foreign financial/investment institution that has completed the foreign investment procedures for the purpose of strategic alliance in relation to the business. <Inserted on October 1, 1999.>

8.	If new shares are issued to domestic/overseas investors or the employees or officers of the Company up to an amount not exceeding 50% of the then current total issued and outstanding shares of the Company for the purpose of realizing the Company’s business objectives, including, but not limited to, improving its financial structure and entering into new business areas. <Inserted on Mar. 26, 2004, amended on Mar. 26, 2004>
m       <Deleted on October 21, 2003>
n       In case the Company issues new shares through right issues, bonus issues and stock dividends, the new shares shall be deemed to have been issued at the end of the fiscal year immediately prior to the fiscal year during which the new shares are issued for purposes of distribution of dividends for such new shares.
Article 13. Closure of Shareholders Register and Setting of Record Date
j       The Company shall suspend alteration of entries in the register of shareholders, registration of pledges, creation and cancellation of trust property for one month, commencing from the day following the last day closing of each accounting period.
k       The Company shall entitle every shareholder on its shareholders list as of the last day of each fiscal year to vote at the meeting of the annual ordinary general shareholders meeting held for such fiscal year.
l       The Company may suspend alteration of entries in the register of shareholders for a period not exceeding three (3) months or set a record date when necessary for convening an extraordinary general meeting of shareholders or for other reasons, in accordance with a resolution of the board of directors. The Company may suspend the alteration of entries in the registry of shareholders and at the same time set a record date, when considered necessary by the board of directors.
m       The Company shall give public notice of the period and dates referred to in preceding Paragraph (3) at least two weeks in advance of the commencement of the period and of the occurrence of such date.
Article 17. Types and Time for Convening Shareholders Meetings
j       The general meeting of shareholders of the Company shall consist of ordinary general meetings and extraordinary general meetings.
k       The general meeting shall be held within three (3) months after the closing of each fiscal year. An extraordinary general meeting shall be held whenever it is considered necessary.

Article 43. Fiscal Year
The fiscal year of the Company shall begin on the first (1) day, of each year and end on the thirty-first (31st) day of December of the same year.
●	Transfer agent of the Company : Korea Securities Depository (Tel : +822 3774-3000)

VII.   Information on Directors, Officers & Employees
1.	Directors and Officers (as of March 31, 2006)

No. shares
Name	Position	owned
Park Byung-moo	Representative Director and CEO	130,000
David Yeung	Non-standing Director	—
Wilfried Kaffenberger	Non-standing Director	—
Paul Chen	Non-standing Director	—
Varun Bery	Non-standing Director	—
Steven J. Schneider	Non-standing Director	—
Afshin Mohebbi	Non-standing Director	—
Peter Whang	Member of Audit Committee	—
Park Sung-Kyou	Member of Audit Committee	—
Kim Sun-woo	Member of Audit Committee	—
Yoon Chang-bun	—	—
Dominic A. Gomez	Senior Executive Vice President & Chief Operating Officer	—
Janice Lee	Senior Executive Vice President & Chief Financial Officer	—
Kim Jin-ha	Senior Executive Vice President & Head of Technology HQ	—
Eric Choi	Senior Executive Vice President & Head of Sales Channel Management HQ	—
Park Chong-hoon	Executive Vice President & Head of External Collaboration / Strategy HQ	—
Shin Kyu-shik	Executive Vice President & Head of Corporate Business HQ	18,000
Matt Ki Lee	Executive Vice President & Head of Sales Ops HQ	—
Hong Soon-man	Executive Vice President & Head of Marketing HQ	8,400
Chang Young-bo	Senior Vice President	—
Marshall J. Cochrane	Senior Vice President & Chief Procurement Officer	—
Park Geon-jun	Senior Vice President	9,798
Oh Sang-hwan	Senior Vice President	—
Lee Seok-ho	Senior Vice President	—
Lee Sang-soo	Senior Vice President	2,632
Choi Myung-hun	Senior Vice President	—
Jeun Sang-jin	Senior Vice President	—

2.	Employees (As of December 31, 2005)
(Unit: Number of employee, KRW thousand)

Description	Management Staff	Others	Total	Total Salaries	Average Salaries
Male	1,251	47	1,298	86,171,327	66,388
Female	82	81	163	6,516,701	39,980
Total	1,333	128	1,461	92,688,029	63,441
3.	Trade Union (As of December 31, 2005)

Description	Details
Eligible for membership	1,241
Registered members	1,163
Standing members	7
Affiliation	Federation of Korean Trade Unions
Others	—
VIII.  Transactions with Related Parties
Not applicable.
IX.	Attachments
Not applicable.

X.	Other Matters
1. Material developments in disclosed events (as of March 31, 2006)

Date	Title	Details	After Disclosure
May 27, 2003	Press release on the pilot service of 2.3GHz Portable Internet	The Company stated it would establish business platform for wireless-wireline convergence using the 2.3GHz Portable Internet	After the in-depth analysis on the future business strategy, the Company decided not to pursue the WiBro business at the 86th BOD on April 25, 2005. Subsequently, a fair disclosure was filed on April 25, 2005.

February 23, 2005	2005 Business plan	The Company announced its business plan for the fiscal year of 2005, with the following annual guidances — revenues of KRW 1,560 billion; operating profit of KRW 150 billion; net income of KRW 41.8 billion, EBITDA of KRW 600 billion, CAPEX of KRW 299 billion	At the earnings conference call for the second quarter of 2005, the Company announced that it would revise its annual guidances; revenues down 5~10% from KRW 1,560 billion, EBITDA down 15~20% from KRW 600 billion, net loss of KRW 100~120 billion and CAPEX of KRW 300~320 billion.

March 30, 2005	Resolution on overseas issuance of bonds	The Company filed a corporate disclosure on the overseas issuance of bonds within the range of USD 250 million.	Due to the high-interest rate level in the global bond market and abandonment of the WiBro business plan, the Company cancelled its plan to issue corporate bonds overseas. Subsequently, a corporate disclosure was filed on Jun 30, 2005.

November 7, 2005	Approval of small-scale merger with Korea Thrunet Co., Ltd. (or “Thrunet”)	Small-scale merger with Thrunet was approved at the 90th board meeting. Subsequently, a corporate disclosure regarding the BOD resolution was filed with the SEC on Nov. 10, 2005.	Thrunet is scheduled to be merged into the Company as of January 1, 2006.

January 10, 2006	Notice of merger closing	The Company completed the merger with Thrunet as of January 1, 2006	On January 18, 2006, 1,217,832 shares were issued as part of the merger with an increase in capital stock of KRW 6,089,160,000.

February 22, 2006	2006 Business Plan	The Company announced its business plan for the fiscal year of 2006, with the following annual guidances — a 20~22% increase in revenues from the Company’s 2005 revenues of KRW 1,444.4 billion, EBITDA margin of 32~34%, CAPEX of KRW 330 billion, Amortization and Depreciation of KRW 510 billion for 2006, KRW 480 billion for 2007 and KRW 410 billion for 2008.	The Company is currently undertaking its business operations for the fiscal year 2006. Any changes or announcements in the future will be disclosed through filing.

Date	Title	Details	After Disclosure
	Plan for delisting from NASDAQ/deregistration from the SEC	Through a resolution of the Board of Directors, the Company has decided to pursue deregistration from the SEC and delisting of Depository Receipts on NASDAQ after the relevant law of the United States is enacted.	The delisting/deregistra tion will be pursued after the enactment of the SEC Rule 12h-6 (expected to take effect in April 2006). The Representative Director shall be delegated to make decisions regarding the schedule and other details of delisting/deregistra tion.
2.	Summary of Shareholders’ Meeting

Date	Agenda	Resolution
The 8th AGM (March 25, 2005)	Approval of the Balance Sheets and Income Statements for the Fiscal Year 2004
Approval of the Statements of Disposition of Deficit for the Fiscal Year 2004
Amendment of the Articles of Incorporation
	Approval of the Ceiling Amount of Remuneration for Directors for the Year 2005	Approved Approved (No dividend) Approved Approved
	Approval of Granting the Stock Option Rights	Approved
- A total of 610,000 shares granted to 7 officers

Extraordinary Shareholders’ Meeting (October 21, 2005)	Appointment of Standing Director - Candidate: Mr. Kwon, Soon-yub	Approved

The 9th AGM (March 24, 2006)	Approval of the Financial Statements of hanarotelecom incorporated for the Fiscal Year 2005	Approved (No dividend)
	Approval of the Financial Statements of Korea Thrunet Co., Ltd. for the Fiscal Year 2005	Approved (No dividend)
	Amendment of the Articles of Incorporation	Approved
	Appointment of Director	Approved
	Appointment of Audit Committee Member (Non-Outside Directors)	Approved
	Appointment of Outside Directors	Approved
	Approval of the Ceiling Amount of Compensation for Directors for the Fiscal Year 2006	Approved
	Approval of Capital Reduction	Approved
- Record date: May 2, 2006 Ratio of capital reduction: 50% Number of shares subject to capital reduction: 231,676,506 common shares
	Approval of grant of stock option rights	Approved
- A total of 4,650,000 shares granted to 17 officers

3.	Major development after the fiscal year 2005
A)	Acquisition of CelrunTV

On January 31, 2006, the Company adopted the BOD resolution to acquire 780,000 common shares of CelrunTV (65% stake) at KRW 5.5 billion. The definitive agreement was signed on March 6, 2006.

B)	Corporate bond issuance

On February 8, 2006, the Company adopted the BOD resolution on the issuance of the 26th unsecured and publicly offering local corporate bond with the total par value of KRW 100 billion in order to repay debt. The issuance was completed in February 2006.

C)	Capital reduction

On February 22, 2006, the Company adopted the BOD resolution on a capital reduction without payment to shareholders with the equal ration of 2:1 on the record date of May 2, 2006. It was approved at the 9th AGM on March 24, 2006.

D)	Delisting from NASDAQ and deregistration from the SEC

On February 22, 2006, the Company adopted the BOD resolution to apply for delisting from NASDAQ and deregistration from the SEC the Company’s DRs which account for a mere 0.6% of the total issued shares and 0.3% of the KOSDAQ’s average daily trading volume.

E)	Change of Representative Director

Before	After	Date of change
Kwon Soon-yub	Park Byung-moo	March 24, 2006

The following exhibits were filed as part of the Report submitted to the Financial Service Advisory in Korea.
List of Exhibits

Exhibit A	Auditor’s Report
Exhibit B	Articles of Incorporation
Exhibit C	Audit Report of Audit Committee
Exhibit D	Director’s Opinion on Business Operation
Exhibit E	Auditor’s Comments on the Formation of Internal Monitoring System
Exhibit F	Independent Auditor’s Comments on the Formation of Internal Monitoring System
Exhibit G	Business Report
Exhibit H	Internal Accounting Management System